Exhibit 99.1

SOLOWIN HOLDINGS Expects Revenue in the Range of $27 Million to $29 Million, Approximately 10x Year-over-Year
Growth for the Fiscal Year Ended March 31, 2026 Based on Preliminary Unaudited Results

Hong Kong, April 21, 2026 (GLOBE NEWSWIRE) -- SOLOWIN HOLDINGS (Nasdaq: AXG) (“SOLOWIN,” the “Company,” or “we”), a leading financial technology firm bridging traditional and digital assets, today announced certain preliminary, unaudited financial results for the fiscal year ended March 31, 2026. Driven by the rapid expansion of its digital asset tokenization, stablecoin infrastructure, and AI-powered services, the Company delivered exceptional top-line growth for the fiscal year ended March 31, 2026, as it advances its global framework compliance and institutional-grade service strategy.

The preliminary financial results described in this press release are unaudited and based on management’s current estimates of our results for the fiscal year ended March 31, 2026. These figures are subject to the completion of our customary year-end financial closing procedures and audit by the Company’s independent registered public accounting firm. No assurance can be given that final audited results will not differ materially from these preliminary estimates, and any such differences could be significant. We expect to file our audited financial results for the fiscal year ended March 31, 2026, with the U.S. Securities and Exchange Commission in our Annual Report on Form 20-F, which is expected to be filed in July 2026.

Overall Performance

Revenue increased nearly tenfold year over year to between $27 million and $29 million for the fiscal year ended March 31, 2026.

Net loss was in the range of $11 million to $13 million, reflecting continued investment in technology, compliance, and global business expansion.

Financial Condition

As of March 31, 2026, cash and cash equivalents increased to between $14 million and $16 million.

Net cash used in operating activities was in the range of $12 million to $14 million for the year ended March 31, 2026. The increase in receivables from customers was the primary driver of the cash used in operating activities during the current period.

Net cash provided by investing activities was in the range of $1 million to $3 million for the year ended March 31, 2026, mainly consisting of cash and bank balances arising from acquisition of subsidiaries, partly offset by purchases of short-term investments.

Net cash provided by financing activities increased to between $18 million and $20 million for the year ended March 31, 2026, mainly representing the proceeds from capital injections from investors.

Strategic Overview

Against a backdrop of accelerating institutional adoption, maturing global regulation, and deepening integration of AI and blockchain, SOLOWIN has further consolidated its position as a fully compliant, vertically integrated digital financial platform, with a clear dual-token strategy focused on Digital Asset Tokens and AI Tokens. The Company’s ecosystem spans stablecoin issuance and payments, asset tokenization, securities trading and asset management, as well as AI-powered services.

Management Commentary

Mr. Lok Ling Ngai, Chief Executive Officer and Chairman of SOLOWIN, stated: “Fiscal 2026 marks a transformative year for SOLOWIN. Achieving tenfold revenue growth represents more than a financial milestone, it validates the strength of our dual-token strategy and underscores the accelerating global demand for compliant, institutional-grade digital asset infrastructure. We are uniquely positioned at the convergence of three structural shifts reshaping our industry: the advancement of regulatory frameworks, the rapid adoption of tokenization, and the integration of AI with blockchain technologies.”

“Guided by our mission ‘Mobilizing Tokens 24/7,’ we are building a secure, efficient, and fully regulated digital financial ecosystem. Over the past year, we have significantly strengthened and expanded our stablecoin and payment infrastructure, scaled our asset tokenization capabilities, and enhanced our AI-powered services. Together, these efforts reinforce and deepen our licensed platform advantages across Hong Kong, Bahrain, and other key global markets.”

“We see ourselves as more than a technology company — we are a trusted bridge connecting traditional finance and the decentralized economy. As global regulatory frameworks continue to mature and institutional adoption accelerates, we remain steadfast in our commitment to compliance, transparency, and responsible innovation. Our goal is to deliver sustainable, long-term value for our clients, partners, and shareholders — and help to power the future of finance.”

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS (NASDAQ: AXG) is a leading global regulated fintech company. Established in 2016, AXG combines blockchain and artificial intelligence technologies to operate a fully compliant dual-token digital economy super platform.

Guided by the mission “Mobilizing Tokens 24/7,” the Company focuses on tokenization and operates two core business pillars: Digital Asset Tokens and AI Tokens. Its offerings span stablecoin issuance and payments, asset tokenization, securities trading and asset management, as well as AI-powered services including cloud infrastructure, Know-Your-Agent verification, and token router.

Through its integrated ecosystem, including AXCOIN, AXONE, FERION, SOLOMON, SCION, and KOVAR, AXG empowers global institutions and investors to capitalize on the rapid growth of the dual-token economy.

For more information, visit the Company’s website at https://www.alloyx.com or Investor Relations webpage at https://ir.alloyx.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department
Email: ir@solowin.io

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242

Email: investors@ascent-ir.com